Exhibit 4.9

DESCRIPTION OF SECURITIES

The common shares (“common shares”) and 6.50% Tangible Equity Units (the “Units”) of Novanta Inc. (the “Company”, “we,” “us,” or “our”) are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Common Shares

General

We have authority to issue an unlimited number of common shares, no par value. In addition, we have authority to issue up to 7.0 million preferred shares. Our Board of Directors may designate and issue one or more series of preferred shares in order to raise additional capital, provided that no shares of any series may be entitled to more than one vote per share.

Terms

Each outstanding common share is entitled to one vote at all meetings of our shareholders, to participate ratably in any dividends that may be declared by the Board of Directors and, in the event of liquidation, dissolution or winding-up or other distribution of our assets or property, to a pro rata share of our assets after payment of all our liabilities and obligations. We have never declared or paid cash dividends on our common shares. We currently do not anticipate paying any cash dividends in the foreseeable future.

Shareholders have cumulative voting rights in the election of directors. Cumulative voting rights permit each shareholder entitled to vote at a meeting of shareholders called for the election of directors to cast a number of votes equal to the number of shares held by the shareholder multiplied by the number of directors to be elected. The shareholder is entitled to cast all such votes in favor of one candidate for director or distribute them among the candidates in any manner.

The common shares are not liable to any calls or assessments and are not convertible into any other securities. There are no redemption or sinking fund provisions applicable to the common shares, and there are no preemptive rights held by holders of the common shares.

All outstanding common shares are fully paid and nonassessable.

Anti-Takeover Considerations

Our Articles, By-laws and New Brunswick law contain provisions that may enable our Board of Directors to resist a change in control of our company. These provisions include:

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the ability to issue and unlimited number of common shares; and
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a limitation that stipulates that only holders of not less than 10 percent of the issued and outstanding shares of the Company carrying the right to vote at a meeting of shareholders are authorized to call a special meeting of shareholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors of their choosing or cause us to take other corporate actions that shareholders desire.

Canadian Law Matters

There is no limitation imposed by Canadian law or by our Articles on the right of a non-resident to hold or vote common shares, other than as provided in the Investment Canada Act (the “ICA”). Unless a transaction falls within an available exemption, the ICA requires a non-Canadian making an investment that would result in the acquisition of control of a Canadian business or an investment to establish a new Canadian business, to identify, notify, or (if the value of the assets of the target Canadian business exceed a certain monetary threshold) file an application for review with the Investment Review Division of Industry Canada (“IRD”). The monetary threshold that will trigger an application for review varies depending on the status of the foreign investor (e.g., World Trade Organization (“WTO”) member state or non-WTO member state), and whether the business activity is related to Canada’s cultural heritage and national identity (for this type of business activity, the threshold is significantly lower, and the application for review is considered by Heritage Canada).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity, in which case the government may initiate further review with notice to the investor within 21 days following the receipt of a certified complete notification. Similarly, if the transaction is considered to be an investment that could be injurious to Canadian national security, it may also be referred by the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) for further review.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada (and, if applicable, is satisfied that the investment would not be injurious to Canadian national security). The Minister has up to 75 days to make this determination, though this period can be extended by agreement between the IRD and the investor (a national security review can take up to 130 days). If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment. If the Governor in Council considers that it is advisable to protect national security, she may prohibit the investment, authorize it to proceed on conditions, or require divestiture.

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Investor Services Inc.

Listing

Our common shares are listed on the Nasdaq Global Select Market under the symbol “NOVT.”

Tangible Equity Units

Each Unit issued is comprised of (i) a prepaid stock purchase contract issued by us (each, a “Purchase Contract”) pursuant to which we will deliver to the holder, on November 1, 2028 (subject to postponement in certain limited circumstances, the “Mandatory Settlement Date”), unless earlier settled, a number of our common shares per Purchase Contract equal to the settlement rate described below, and (ii) a senior amortizing note issued by us (each, an “Amortizing Note”) with an initial principal amount of $8.74 that pays quarterly installments of $0.8125 per Amortizing Note (except for the February 1, 2026 installment payment, which was $0.7132 per Amortizing Note), which cash payment in the aggregate is equivalent to 6.50% per year with respect to the $50.00 stated amount per Unit.

On November 12, 2025, we issued 12,650,000 of the Units and the Purchase Contracts under a purchase contract agreement (the “Purchase Contract Agreement”), dated as of November 12, 2025, between us and U.S. Bank Trust Company, National Association, as purchase contract agent, as attorney-in-fact for holders of Purchase Contracts and as trustee under the indenture referred to below. We issued the Amortizing Notes under an indenture dated as of November 12, 2025 (the “Base Indenture”), as supplemented by a supplemental indenture, dated as of November 12, 2025 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), each between us and U.S. Bank Trust Company, National Association, as trustee. As of December 31, 2025, there were 12,650,000 Units outstanding.

For additional information regarding the Units, please see information under the heading (i) “Description of the Units” in the prospectus supplement dated November 6, 2025 (the “Prospectus Supplement”) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2025 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, to the prospectus dated November 5, 2025 (the “Prospectus”) filed as part of the Company’s registration statement on Form

S-3 (File No. 333-285204), as filed with the Commission on November 5, 2025 and (ii) “Description of Other Securities” in the Prospectus. For a description of the Purchase Contracts, reference is made to the information under the heading (i) “Description of the Purchase Contracts” in the Prospectus Supplement, (ii) “Description of Other Securities” in the Prospectus and (iii) “Description of Common Shares” in the Prospectus. For a description of the Amortizing Notes, reference is made to the information under the heading (i) “Description of the Amortizing Notes” in the Prospectus Supplement and (ii) “Description of Debt Securities” in the Prospectus.

Purchase Contracts

For each Purchase Contract, we will deliver to holders on the Mandatory Settlement Date, or, in the case of an early settlement at a holder’s election, on the second business day following the relevant early settlement date, a number of common shares. Other than for any early settlement in connection with a Fundamental Change (as defined in the Purchase Contract Agreement), the number of common shares issuable upon settlement of each Purchase Contract (the “Settlement Rate”) will be determined as follows:

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if the Applicable Market Value (as defined below) of the common shares is greater than or equal to the threshold appreciation price, which is initially equal to $134.0842, then the holder will receive 0.3729 common shares for each Purchase Contract;
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if the Applicable Market Value of the common shares is greater than the Reference Price (as defined below) but less than the threshold appreciation price, then the holder will receive a number of common shares for each Purchase Contract equal to the Unit stated amount of $50.00 divided by the Applicable Market Value; and
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if the Applicable Market Value of the common shares is less than or equal to the Reference Price, then the holder will receive 0.4662 common shares for each Purchase Contract (the “Maximum Settlement Rate”).

The “Applicable Market Value” means the arithmetic average of the daily VWAPs (as defined in the Purchase Contract Agreement) of the common shares on each of the trading days during the relevant Market Value Averaging Period (as defined below).

The “Market Value Averaging Period” is (i) in the case of settlement on the Mandatory Settlement Date, the 20 consecutive trading days beginning on, and including, the 21st scheduled trading day immediately preceding November 1, 2028 and (ii) in the case of any early settlement other than in connection with a Fundamental Change, the 20 consecutive trading days beginning on, and including, the 21st trading day immediately preceding the relevant early settlement date.

The “Reference Price” is equal to $50.00 divided by the Maximum Settlement Rate (rounded to the nearest $0.0001) and is initially approximately equal to $107.26, which is the last reported sale price of the common shares on November 6, 2025, the pricing date of the Units Offering.

Until 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding November 1, 2028, a holder of Purchase Contracts may settle any or all of its Purchase Contracts early only under one or more of the following circumstances:

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on or after February 1, 2026, on the second trading day immediately following the last trading day of any 20 consecutive trading day period during which the closing price of the common shares has been greater than or equal to 110% of the threshold appreciation price then in effect on each trading day in such 20 consecutive trading day period.
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on or after February 1, 2026, during the five business day period after any ten consecutive trading day period (the “Measurement Period”) in which (x) the Trading Price (as defined in the Purchase Contract Agreement) per Unit for each trading day of the Measurement Period was less than 97% of the product of the closing price of the common shares and the Maximum Settlement Rate on each such trading day and (y) the closing price of the common shares on each trading day of the Measurement Period was less than 70% of the Reference Price on each such trading day. For purposes of determining the Trading Price, we will act as the initial Bid Solicitation Agent under, and as defined in, the Purchase Contract Agreement.
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upon the occurrence of certain distributions and certain corporate events described in the Purchase Contract Agreement.

In addition, if a Fundamental Change occurs at any time prior to 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding November 1, 2028, a holder of Purchase Contracts may settle any or all of its Purchase Contracts early for a limited period of time following such occurrence. If the holder elects to settle its Purchase Contracts early in connection with a Fundamental Change, it will receive a number of common shares per Purchase Contract equal to the “Fundamental Change Early Settlement Rate” as defined in, and in accordance with, the Purchase Contract Agreement.

Upon early settlement at a holder’s election of a Purchase Contract that is a component of a Unit (whether or not in connection with a Fundamental Change), the Amortizing Note underlying such Unit will remain outstanding and be beneficially owned by or registered in the name of, as the case may be, the holder who elected to settle the related Purchase Contract early.

On or after November 1, 2026, we may elect to settle all, but not less than all, outstanding Purchase Contracts early at the “early mandatory settlement rate” (as defined below) if the closing price of the common shares for 20 or more consecutive trading days ending on the second trading day immediately preceding the date we notify holders of our election exceeds 130% of the threshold appreciation price in effect on each such trading day. The “early mandatory settlement rate” will be the settlement rate that would have applied upon early settlement at the election of a holder other than in connection with a Fundamental Change, described above, as if the date we notified holders of our election were the applicable early settlement date.

Amortizing Notes

Each Amortizing Note has an initial principal amount of $8.74, bears interest at the rate of 6.30% per annum and has a final installment payment date of November 1, 2028. On each February 1, May 1, August 1 and November 1, commencing on February 1, 2026, we will pay quarterly cash installments of $0.8125 per Amortizing Note (except for the February 1, 2026 installment payment, which is $0.7132 per Amortizing Note), which will constitute a payment of interest and a partial repayment of principal, and which cash payment in the aggregate per year will be equivalent to 6.50% per year with respect to each $50.00 stated amount of Unit. The Amortizing Notes are the direct, unsecured and unsubordinated obligations of the Company and rank equally with all of the existing and future other unsecured and unsubordinated indebtedness of the Company.

If we elect to settle the Purchase Contracts early as described above, holders of Amortizing Notes (whether as components of Units or separate Amortizing Notes) will have the right to require us to repurchase some or all of their Amortizing Notes for cash at the repurchase price and on the terms as set forth in the Indenture.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Amortizing Notes then outstanding may declare the unpaid principal of the Amortizing Notes, and any accrued and unpaid interest thereon immediately due and payable. In the case of certain events of bankruptcy, insolvency or reorganization relating to us, the principal amount of the Amortizing Notes together with any accrued and unpaid interest thereon will automatically become due and payable.

Listing

The Units are listed on Nasdaq under the symbol “NOVTU.”